October 26, 2022

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Quanergy Systems, Inc.
Registration Statement on Form S-1 (Registration No. 333-267420) -
Withdrawal of Concurrence in Acceleration Request

Ladies and Gentlemen:

As the underwriter of the proposed offering of Quanergy Systems, Inc. (the “Company”), we hereby withdraw our acceleration request, dated October 21, 2022, for the above-referenced Registration Statement.

Very truly yours, MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President